xG Technology, Inc.

240 S. Pineapple Avenue, Suite 701

Sarasota, FL 34236

December 20, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	xG Technology, Inc.
Registration Statement on Form S-1

File No. 333-214874

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, xG Technology, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 9:30 a.m. Eastern Time on Tuesday, December 20, 2016, or as soon thereafter as possible.

In connection with this request, the Company acknowledges the following:

(1)       should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2)        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3)        the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Very truly yours,

xG Technology, Inc.

By:	/s/ George Schmitt
George Schmitt
Chief Executive Officer

December 20, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	xG Technology, Inc.

Registration Statement on Form S-1

File No. 333-214874

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as the sole underwriter, hereby join in the request of xG Technology, Inc. (the “Registrant”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 9:30 AM Eastern Time on Tuesday, December 20, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, through December 19, 2016, we distributed an aggregate of approximately 3,000 copies of the Preliminary Prospectus dated December 9, 2016 to potential investors.

The undersigned, as the sole underwriter, has and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page to Follow]

Very truly yours,

Aegis Capital Corp.

Acting on behalf of itself as the sole Underwriter named in Schedule I to the Underwriting Agreement

By:	Aegis Capital Corp.

By:	/s/ Thomas T. Higgins
	Name:	Thomas T. Higgins
	Title:	SVP, Investment Banking

[Signature Page to Underwriter’s Acceleration Request]